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           RANDGOLD RESOURCES TO SPEND EXTRA US$7 MILLION ON DRILLING
                             TO EXPAND LOULO PROJECT

LONDON, 8 FEBRUARY 2005 - The board of London (RRS) and Nasdaq (GOLD) listed gold miner has voted an additional US$7 million for further drilling at the company's new Loulo mine in Mali. This follows encouraging results from the exploration programme for the development study on an underground operation to supplement the open-pit mine scheduled to produce its first gold in July this year.

Chief executive Dr Mark Bristow said continuing exploration had already expanded the Loulo resource to more than 7 million ounces and confirmed the company's view that it was the best undeveloped gold asset in Africa. "The question now is, How big can it get? The additional exploration funding will help us to answer that," he said.

Bristow said the ongoing exploration was steadily adding value to Loulo, which is the company's second mining project after Morila, also in Mali. Deep drilling is continuing at both the Yalea and Loulo 0 orebodies to complete the underground development study and to test the down-dip and along-strike extensions.

                      YALEA DRILLING CONFIRMS HIGHER GRADES

Results from a 21-borehole infill programme at Randgold Resources' new Loulo
Mine in Mali have confirmed higher grades at depth and have better outlined a change in the dip of the orebody which is associated which these high grades.

"We have been pleasantly surprised by these results," said Adrian Reynolds, general manager exploration and evaluation. "Earlier modelling exercises had outlined the presence of payshoots which plunged steeply to the north. However, as we have drilled deeper, we have now identified a very significant payshoot which appears to have a very shallow plunge to the south which coincides with a change in geometry of the orebody."

Results from the programme are being used to furnish SRK Consulting, who are responsible for the completion of the underground development study, with data relating to geotechnical, geothermal and geohydrological conditions pertaining to the Yalea orebody and its surrounding country rock.

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"With the great results at depth, we are starting to widen our scope of possibilities for the underground mine," said Reynolds. "Given the indications that the orebodies might well extend to depths beyond 1 000 metres, it looks like we will need to consider a shaft system in addition to the planned declines for the long-term conceptual planning of the mine."

SRK Consulting will complete the present underground development study based on all available information as at the end of March this year. In the meantime, the scope of the drilling programme has been expanded and a further 10 000 metre programme has been designed to drill to 750 metres below surface.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.